DATE:  April 7, 2011

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 4240 E. Elwood St Phoenix, AZ 85040

RE:	Now Auto Group, Inc. Form 8-K Item 4.01 Filed April 1, 2011

Dear Ms. Sellers and Ms. Thompson,

Item 4.01 Form 8-K Filed April 1, 2011

1.	Please revise the date on the cover page to represent the date of the earliest event reported, which appears to be March 14, 2011.

Response: done

2.
We note from your disclosure in Form 10-K for the year ended June 30, 2010 that you concluded that your internal control over financial reporting was not effective because of material internal control weaknesses. Please tell us why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If you determine that these internal control weaknesses do represent reportable events, please disclose them as such and please also disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with Semple, Marchal & Cooper LLP and (ii) whether you authorized Semple, Marchal & Cooper LLP to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and,  if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

Response: the only thing that causes us to conclude that there is a material weakness in internal controls over financial reporting is the fact that the accounting department has a staff of only two persons. While they are both well qualified, we can not achieve adequate division of duties. Semple, Marchal & Cooper LLP, Shelley International CPA, and the board of directors are aware of this matter, it has been discussed, and there has never been any dispute over it. Since it is a condition that has existed thru out the company’s history and has been stated in previous filings, no one considers this to be a reportable event.

3.
Please disclose whether the decision to engage Shelley International CPA was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1(iii) of Item 304 of Regulation S-K.

Response: done

4.
We note your disclosure that prior to their engagement, you did not consult with Shelley International CPA regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-B. We remind you that in February 2008, Regulation S-B was superseded by the scaled disclosure requirements of Regulation S-K and Regulation S-X. Please revise your disclosure so that you refer to the applicable rules, in this instance Item 304 of Regulation S-K, and confirm that you will not apply Regulation S-B or refer to Regulation S-B in future filings.

Response: done

5.	Please file an updated letter from Semple, Marchal & Cooper LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: done

•	We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	We acknowledge that SEC comments or changes to disclosure in response to SEC comments do not foreclose the Commission from taking any action with respect to the filing
•	We acknowledge that we may not assert SEC comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Faith Forbis
CFO